Exhibit 99.1

BW LPG Limited - Audited Financial Statements 2024

Singapore, 2 May 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) hereby publishes the Directors’ Statement, Audited Financial Statements for the financial year ended 31 December 2024 and the Auditor’s Report thereon, which will be tabled for adoption by the shareholders at the Company’s Annual General Meeting to be held on 15 May 2025. The report can be found on the Company’s website at www.bwlpg.com/investors/reports-presentations/.

For further information, please contact

Samantha Xu
Chief Financial Officer
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.